

Mail Stop 3561

September 1, 2016

Leonard J. Vrondissis
Chief Financial Officer
Gener8 Maritime, Inc.
299 Park Avenue, 2nd Floor
New York, NY 10171

> **Re:** **Gener8 Maritime, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 21, 2016**
> **File No. 001-34228**

Dear Mr. Vrondissis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 6. Selected Financial Data, page 67

Footnote (9) – EBITDA and Adjusted EBITDA, page 70

1. Item 10(E)(1)(i)(C) of Regulation S-K requires you to include a statement disclosing the reasons why you believe your presentation of the non-GAAP financial EBITDA and Adjusted EBITDA provide useful information to investors regarding your financial condition and results of operations. You state here that management and certain investors use EBITDA and Adjusted EBITDA as measures of operating performance. Please revise your disclosure to provide meaningful information about why these measures in particular provide useful information to investors, including but not limited to how they complement the most comparable GAAP measure, net income.

2. Please tell us the types of expenses included in the reconciling item "Non-cash G&A Expenses, excluding Stock Compensation."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 71

Results of Operations

Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

3. Please revise your comparative discussions to quantify the effect of each source of change. For example, your discussion of the increase in voyage revenues should quantify the increase in average charter hire rates as well as the total impact this increase had on voyage revenues.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3380 if you have questions regarding comments on the financial statements, related matters, or any other questions.

Sincerely,

/s/ Lyn Shenk

Branch Chief
Office of Transportation and Leisure